MUTUALS.com
(the “Registrant”)
Registration No. 811-10319
Form N-SAR
Semi-Annual Period Ended September 30, 2006

Sub-Item 77C: Matters submitted to a vote of security holders.

At a Special Meeting of Shareholders of the Generation Wave Growth Fund (the “Fund”) held on July 14, 2006, shareholders approved the following proposals:

To approve (a) a subadvisory agreement between the Fund’s investment advisor, Mutuals Advisors, Inc., and GNI Capital, Inc. with respect to the management of the Fund’s portfolio and (b) a “manager of managers” structure for the Fund that would permit its advisor to hire and replace subadvisors and to modify subadvisory agreements without shareholder approval.

Proposal	% Fund shares in Favor	% Voted shares in Favor	For	Against	Abstain
(a)	53.50%	84.43%	2,327,376	283,284	145,967
(b)	48.76%	76.94%	2,121,056	515,160	120,412

At a reconvened Special Meeting of Shareholders of the Vice Fund (the “Fund”) held on July 28, 2006, shareholders approved the following proposals:

To approve (a) a subadvisory agreement between the Fund’s investment advisor, Mutuals Advisors, Inc., and GNI Capital, Inc. with respect to the management of the Fund’s portfolio and (b) a “manager of managers” structure for the Fund that would permit its advisor to hire and replace subadvisors and to modify subadvisory agreements without shareholder approval.

Proposal	% Fund shares in Favor	% Voted shares in Favor	For	Against	Abstain
(a)	45.23%	88.29%	1,282,195	125,138	44,872
(b)	42.06%	82.09%	1,192,132	222,166	37,907